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Esther Kibreab

Co- Ceo at Boyish Records

Oakland, California · 2 connections · **Contact info**

Boyish Records

About

Independent artist turned entrepreneur; turning my experience into an accelerator label, helping artists be successful in creating a sustainable path towards becoming an artist-entrepreneur.

Experience

Boyish Records
7 mos

○ **Co-Ceo**
Mar 2019 – Present · 7 mos

○ **Co- Ceo**
Mar 2019 – Present · 7 mos

Artist/ Singer-songwriter
ASTU
2016 – Present · 3 yrs

Creative Consultant
Freelance Marketing and Creative Services
2012 – Present · 7 yrs
Oakland, CA

Graphic Web Designer
Freelance Graphic and Web Design
2008 – Present · 11 yrs

Owner/Lead Photographer
VintageLove Photography
2007 – 2012 · 5 yrs
Tulsa, Oklahoma Area

Show 1 more experience ⌄

Education

Rhema College



Skills & Endorsements

Marketing Strategy

Creative Design

Graphic Design

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